SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 Amendment No. 6

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          TIMCO AVIATION SERVICES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   887151-20-7
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 31, 2006
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 13 pages)

CUSIP No. 887151-20-7                    13D               Page 2 of 13 pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  []
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 165,359

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                165,359

-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                165,359

-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0.8%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D               Page 3 of 13 pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                               Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  []
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             1,299,607
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             1,299,607
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                             1,299,607
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                             6.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                             PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D               Page 4 of 13 pages

 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  []
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             1,464,966

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             1,464,966

-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                             1,464,966

-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                             6.8%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                             CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D               Page 5 of 13 pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  []
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             2,257,433

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             2,257,433
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                             2,257,433
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                             10.5%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                             PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D               Page 6 of 13 pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  []
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             3,722,399
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             3,722,399
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                             3,722,399
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                             17.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                             IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D               Page 7 of 13 pages

Item 1.     Security and Issuer.

            The Schedule 13D initially filed on October 20, 2005, amended by Amendment No. 1 filed on October 21, 2005 amended by Amendment No. 2 filed on December 1, 2005, amended by Amendment No. 3 filed on April 13, 2006, amended by Amendment No. 4 filed on April 24, 2006 ("Amendment No. 4"), and subsequently amended by Amendment No. 5 filed on June 29, 2006 relating to the common stock, par value $0.001 (the "Common Stock"), of TIMCO Aviation Services, Inc. (the "Issuer"), a Delaware corporation whose principal executive offices are located at 623 Radar Road, Greensboro, North Carolina 27410, is hereby amended and restated in its entirety by this Amendment No. 6 to the Schedule 13D.

Item 2.     Identity and Background.

         TAS Holding, Inc. is a Delaware corporation, formed on April 10, 2006, ("Newco") for the purpose of engaging in the proposed transactions described in item 4. Upon the execution of the Merger Agreement (as defined in Item 4 below), the Reporting Persons, together with certain of its affiliates became shareholders of Newco.

         The Reporting Persons believe that upon receipt of confirmation of the Special Committee of the Issuer's board of directors that the Issuer was willing to proceed with negotiations of the transactions described in items 4 and 6 below, they formed a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1 thereunder, with LJH.

         The Reporting Persons and LJH have elected to satisfy their filing requirements with respect to Schedule 13D by making individual filings (one filing for the Reporting Persons and one filing for LJH) rather than by making a single joint filing. For information regarding LJH, including information with respect to the Items called for by Schedule 13D, please see the LJH 13D, which is available on the SEC's website at www.sec.gov.


Item 4.     Purpose of the Transaction.

Item 4 is hereby amended to include the following:

         Effective as of July 31, 2006, Newco and the Issuer have entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") whereby the Issuer agrees to merge with Newco in a transaction that would entitle the holders of the Issuer's outstanding Common Stock, other than the Reporting Persons or LJH (collectively, with certain affiliates of the Reporting Persons, the "Investors."), to receive cash consideration of $4.00 per share (the "Merger") and the Issuer will survive the Merger as a wholly owned subsidiary of the Investors. The Issuer's board of directors, upon the recommendation of a special committee of the Issuer's board of directors approved the terms of the Merger Agreement on July 31, 2006. The summary of the Merger Agreement set forth herein is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as Exhibit A hereto.

CUSIP No. 887151-20-7                    13D            Page 8 of 13 pages

         Also effective as of July 31, 2006, the Investors and the Issuer have entered into a Conversion, Support and Release Agreement (the "Conversion Agreement") whereby, upon written notice to the Issuer provided by LJH prior to the consummation of the Merger, the Issuer agrees to issue to the Investors up to 2,400,000 shares of the Issuer's Common Stock at a price of $2.50 per share (the "Company Stock Issuance") in exchange for and in satisfaction of up to the outstanding principal balance of the $6 million subordinated loan provided by the Investors to the Issuer as further described below in Item 6, subject to the terms and conditions stated therein. The summary of the Conversion Agreement set forth herein is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as Exhibit B hereto.

         Under the terms of the Merger Agreement, once the Merger is consummated the Issuer will become a wholly owned subsidiary of the Investors, the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, the composition of the board of directors of the Issuer would be changed to include individuals designated by the Investors and the Common Stock would no longer be traded or quoted. The Merger might also result in the occurrence of one or more of the other matters in the list enumerated below. The Merger is expressly subject to the conditions that all required filings with the SEC by the Issuer, Newco, the Reporting Persons and LJH have been made, and all related deliveries of documents to the stockholders of the Issuer and passage of notice periods must have occurred, as required under Section 13(e) of the Exchange Act and the rules and regulations thereunder.

         Except as described above or in Item 6, the Reporting Persons have no current plans or proposals which relate to or would result in:

    (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors of the Issuer;

    (e) any material change in the present capitalization or dividend policy of the Issuer;

    (f) any other material change in the Issuer's business or corporate structure;

    (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 887151-20-7                    13D              Page 9 of 13 pages

    (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

    (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

    (j) any action similar to any of those enumerated above.


Item 5.      Interest in Securities of the Issuer

         Based on the LJH 13D, as amended to August 1, 2006, the Reporting Persons believe that LJH, is the beneficial owner of an aggregate of 15,385,812 shares of Common Stock, representing 71.76% of the outstanding Common Stock. Combined with the 3,722,399 shares of Common Stock owned by the Reporting Persons, LJH and the Reporting Persons together own 19,208,211 shares of Common Stock, representing 89.12% of the outstanding Common Stock. The Reporting Persons disclaim any beneficial interest in the Common Stock owned by LJH and disclaim any beneficial interest in Newco other than to the extent of their pecuniary interest.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         LJH, Newco, the Owl Creek Parties and certain of its affiliates have entered into an Amendment No. 1 to Amended and Restated Transaction Agreement dated as of July 31, 2006 (the "Transaction Agreement Amendment"), which amends the Amended and Restated Transaction Agreement dated as of April 20, 2006 (the "Transaction Agreement"). A copy of the Transaction Agreement was filed as Exhibit A to Amendment No. 4 to the Schedule 13D/A of the Reporting Persons and is incorporated by reference herein. The summary of the Transaction Agreement Amendment set forth herein is qualified in its entirety by reference to the full text of the Transaction Agreement which is filed as Exhibit C hereto.

         Pursuant to the Transaction Agreement Amendment, LJH and the Owl Creek Parties have funded Newco with $10,006,524 from which to pay consideration in the proposed Merger to stockholders of the Issuer, representing the product of $4 multiplied by the number of issued and outstanding shares of Common Stock that are not owned by LJH or the Owl Creek Parties, plus the number of shares of Common Stock that are issuable upon the exercise of existing conversion rights by the holders of certain subordinated convertible PIK notes and holders of warrants, options and stock grant rights. Of this amount, LJH has contributed the sum of $8,057,252 (80.52%) and the Owl Creek Parties have contributed the sum of $1,949,272.00 (19.48%). Pursuant to an Escrow Agreement, dated as of July 31, 2006 (the "Escrow Agreement"), between Newco, the Issuer and American Bank of Texas, as escrow agent, the $10,006,524 used to fund Newco has been placed in escrow to pay the $4 per share cash consideration to all of the holders of outstanding shares of Common Stock of the Issuer, other than those who have perfected their appraisal rights, upon the consummation of the Merger.

CUSIP No. 887151-20-7                    13D              Page 10 of 13 pages

         The ownership of the Newco common stock issued to LJH and the Owl Creek Parties is subject to a Stockholders' Agreement that was executed and delivered in connection with the Initial Transaction Agreement and which was attached to Amendment No. 3 to the Schedule 13D as Exhibit C (the "Stockholders Agreement"). The Stockholders Agreement restricts the transfer of shares of Newco common stock and provides for certain other rights and obligations set forth therein. The summary of the Stockholders Agreement set forth herein is qualified by reference to the full text of the Stockholders Agreement. LJH, the Owl Creek Parties and Newco are also parties to a Registration Rights Agreement dated as of April 10, 2006 that was executed and delivered in connection with the Initial Transaction Agreement and which was attached to Amendment No. 3 to the Schedule 13D as Exhibit D (the "Registration Rights Agreement"). The Registration Rights Agreement enumerates the parties' rights regarding registration of their Newco common stock and provides for certain other rights and obligations set forth therein. The summary of the Registration Rights Agreement set forth herein is qualified by reference to the full text of the Registration Rights Agreement. The effectiveness of the Stockholders Agreement and the Registration Rights Agreement were suspended by the Transaction Agreement but have been reinstated by the Transaction Agreement Amendment, between LJH and the Owl Creek Parties and certain of its affiliates.

         Pursuant to the terms of the Merger Agreement and the Conversion Agreement, the Investors have executed irrevocable proxies appointing Steven Gerard and Len Singer with full power to vote all shares of the Issuer owned or thereafter acquired by the Investors in favor of adopting the Merger Agreement and approving of the Merger. The Merger Agreement and the Conversion Agreement are hereby incorporated herein by reference to item 4 above.

         Except as described in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 887151-20-7                    13D              Page 11 of 13 pages


Item 7.     Materials to be Filed as Exhibits.

   Exhibit No.                                    Description of Exhibit

        A Agreement and Plan of Merger dated as of July 31, 2006, among TAS Holding, Inc. and TIMCO Aviation Services, Inc.

        B Conversion, Support and Release Agreement dated as of July 31, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd.,
               Owl Creek Socially Responsible Investment Fund, Ltd., TIMCO Aviation Services, Inc. and TAS Holding, Inc.

        C Escrow Agreement dated as of July 31, 2006, between TAS Holding, Inc., TIMCO Aviation Services, Inc. and American Bank of Texas

        D Amendment No. 1 to Amended and Restated Transaction Agreement dated as of July 31, 2006, among TAS Holding, Inc., LJH, Ltd., Owl Creek I, L.P., Owl Creek II L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd.

CUSIP No. 887151-20-7                    13D              Page 12 of 13 pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 2, 2006

                                 /s/ JEFFREY A. ALTMAN
                                 ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Overseas Fund II, Ltd.

CUSIP No. 887151-20-7                    13D              Page 13 of 13 pages

                                INDEX TO EXHIBITS


   Exhibit No.                                    Description of Exhibit

        A Agreement and Plan of Merger dated as of July 31, 2006, among TAS Holding, Inc. and TIMCO Aviation Services, Inc.

        B Conversion, Support and Release Agreement dated as of July 31, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd.,
               Owl Creek Socially Responsible Investment Fund, Ltd., TIMCO Aviation Services, Inc. and TAS Holding, Inc.

        C Escrow Agreement dated as of July 31, 2006, between TAS Holding, Inc., TIMCO Aviation Services, Inc. and American Bank of Texas

        D Amendment No. 1 to Amended and Restated Transaction Agreement dated as of July 31, 2006, among TAS Holding, Inc., LJH, Ltd., Owl Creek I, L.P., Owl Creek II L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd.